UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )


                         FROZEN FOOD EXPRESS INDUSTRIES
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    359360104
                                 (CUSIP Number)

                                DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 359360104

1. Name of Reporting Persons. FROZEN FOOD EXPRESS INDUSTRIES, INC. 401(K) SAVINGS PLAN
     I.R.S. Identification Nos. of above persons (entities only). 51-0099493

2.   Check appropriate box if a Member of a Group (a) (b)

3.   SEC use only

4.   Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power

6.   Shared Voting Power 2,389,105

7.   Sole Dispositive Power

8.   Shared Dispositive Power 2,389,105

9.   Aggregate Amount Beneficially owned by Each Reporting Person 2,389,105

10. Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9) 12%

12.  Type of Reporting Person EP

ITEM 1.

(a)  Name of Issuer FROZEN FOOD EXPRESS INDUSTRIES, INC.

(b) Address of Issuer's Principal Executive Offices 1145 EMPIRE CENTRAL PLACE DALLAS, TX 75247-4300

ITEM 2.

(a)  Name of Person Filing

     FROZEN FOOD EXPRESS INDUSTRIES, INC.401(K) SAVINGS PLAN TRUSTEE: DELAWARE CHARTER GUARANTEE & TRUST COMPANY

(b)  Address  of  Principal  Business  Office or, if none.,  Residence  DELAWARE
     CHARTER  GUARANTEE & TRUST  COMPANY 1013 CENTRE ROAD  WILMINGTON,  DELAWARE
     19805

(c)  Citizenship DELAWARE

(d)  Title of Class of Securities common stock, no par value

(e)  CUSIP Number 359360104

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)   OR
240.13D-2(B) OR (C), CHECK WHETHER PERSON FILING IS A:

(f)  X  An  employee   benefit  plan  or  endowment  fund  in  accordance   with
     ss.240.13d-1(b)(1)(ii)(F);

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a)  Amount beneficially owned: 2,389,105
     (b)  Percent of class: 12%
     (c)  Number of shares as to which the person has:
          (i)  Sole power to vote or to direct the vote ______.
          (ii) Shared power to vote or to direct the vote 2,389,105
          (iii) Sole power to dispose or to direct the disposition of _______.
          (iv) Shared power to dispose or to direct the disposition of 2,389,105

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS: Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Shares as to which this schedule is filed are owned by the Frozen Food Express Industries, Inc. 401(K) Savings Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class. The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP:  Not
Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10. CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DELAWARE CHARTER GUARANTEE & TRUST COMPANY,
                                    AS TRUSTEE OF THE FROZEN FOOD EXPRESS
                                    INDUSTRIES, INC. 401(K) SAVINGS PLAN


                                    By: /s/ JILL SIMONDS
                                        ---------------------------------------
                                        JILL SIMONDS
                                        DIRECTOR OF OPERATIONS
                                        FEBRUARY 14, 2006